уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

02/III. 2006 № 091-14/2503

На № ___________ от ___________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

06013089

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. March 1, 2006.

RECEIVED
2006 MAY -3 A 11:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 1, 2006

On March 1, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued.

License type: license for rendering telematic communications services.

Number, date of issuing the license, and State authority that issued the license: №38716 dd. February 16.02.2006, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: February 16, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 1, 2006

On March 1, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering intra-zone telephone communications services.

Number, date of issuing the license, and State authority that issued the license: №38630 dd. February 16.02.2006, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: February 16, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru



11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 1, 2006

On March 1, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunications services for broadcasting purposes.

Number, date of issuing the license, and State authority that issued the license: №39127 dd. February 16.02.2006, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: February 16, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru


uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 1, 2006

On March 1, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telegraph communications services.

Number, date of issuing the license, and State authority that issued the license:
№38953 dd. February 16.02.2006, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: February 16, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru